[Morris, Manning & Martin, LLP Letterhead]

January 31, 2005	Jeffrey L. Schulte 404-504-7655 jls@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:    Witness Systems, Inc.

Dear Ladies and Gentlemen:

        On behalf of Witness Systems, Inc., a Delaware corporation (the "Company") please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company's Registration Statement on Form S-3 (the "Registration Statement") relating to the registration for resale of an aggregate of 2,100,000 shares of Common Stock, par value $0.01 per share, having a maximum aggregate offering price of $35,700,000.

        Please note that the Registration Statement incorporates by reference the Company's audited financial statements for the fiscal years ended December 31, 2001 2002 and 2003 and the Company's unaudited financial statements for the nine-month period ended September 30, 2004. In accordance with a telephone conference among Ms. Barbara Jacobs and Mr. Steve Krikorian of the Staff, Mr. Rod Howard and Mr. Joe Wyatt of Weil, Gotshal & Manges LLP, counsel to the Company, Mr. Roger McVeigh of KPMG LLP, independent auditors to the Company, and Mr. Bill Evans, Chief Financial Officer, and Mr. Loren Wimpfheimer, General Counsel of the Company, the Company has not included (or incorporated by reference) in this Registration Statement certain financial information relating to the Company's recent acquisition of Blue Pumpkin Software, Inc., as required by Rule 3-05 and Article 11 of Regulation S-X. As discussed with the Staff during the telephone conference, the Company intends to amend its Form 8-K filed with the Securities and Exchange Commission on January 27, 2005, to include all of the required financial statements and pro forma financial information on or prior to the required filing date in April 2005. Further, Witness anticipates a timely filing of its Annual Report on Form 10-K on or prior to the due date of March 15, 2005. All of the requisite financial information will be incorporated by reference into the Registration Statement.

        The Company confirms that it will not print "red herring" preliminary prospectuses or request acceleration of the effectiveness of the Registration Statement prior to filing the Company's Annual Report on Form 10-K and filing the amendment to the Company's Form 8-K referred to above, which will include the required Rule 3-05 and Article 11 information, and the Staff has had an opportunity to review such Form 10-K and amended Form 8-K.

        Please be advised that the Company has transferred by electronic wire transfer to the Securities and Exchange Commission funds in the amount of $4,202, representing the registration fee for the filing of the Registration Statement.

        Please contact Brandy A. Bayer, at (404) 504-7615 or the undersigned, at (404) 504-7655, with any questions or comments concerning the above or the Registration Statement generally.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

/s/ Jeffrey L. Schulte

JLS:czk